Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-130480

PROSPECTUS SUPPLEMENT No. 7

(To prospectus dated December 19, 2005,

as supplemented by the Prospectus Supplements

dated January 11, 2008, February 8, 2008,

April 21, 2008, May 12, 2008, July 16, 2008 and

August 19, 2008)

7,453,425 Shares

Sunstone Hotel Investors, Inc.

Common Stock

This prospectus supplement no. 7 supplements and amends the prospectus dated December 19, 2005 (as supplemented by the prospectus supplements dated January 11, 2008, February 8, 2008, April 21, 2008, May 12, 2008, July 16, 2008 and August 19, 2008) relating to the resale from time to time of shares of our common stock that we may issue to holders named in the prospectus supplements dated January 11, 2008, February 8, 2008, April 21, 2008, May 12, 2008, July 16, 2008 and August 19, 2008 and in this prospectus supplement upon exchange of our 4.60% Exchangeable Senior Notes due 2027, or the notes, issued by Sunstone Hotel Partnership, LLC, our operating partnership.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated December 19, 2005 and the prospectus supplements dated January 11, 2008, February 8, 2008, April 21, 2008, May 12, 2008, July 16, 2008 and August 19, 2008, except to the extent that the information presented herein supersedes any information contained in those documents. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated December 19, 2005 and the prospectus supplements dated January 11, 2008, February 8, 2008, April 21, 2008, May 12, 2008, July 16, 2008 and August 19, 2008, including any amendments or supplements thereto.

Our common stock currently trades on the New York Stock Exchange under the symbol “SHO.” On August 20, 2008, the last reported sale price of our common stock was $13.94 per share. Shares of our common stock are subject to ownership and transfer limitations that must be applied to maintain our status as a real estate investment trust.

See the information under the heading “Risk Factors” beginning on page 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which information is incorporated by reference into this prospectus supplement, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any other state or federal regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 21, 2008

SELLING STOCKHOLDERS

The information appearing in the table below with respect to the selling stockholders named therein supplements the information with respect to such selling stockholders in the table appearing under the heading “Name of Selling Stockholder” in the prospectus supplement dated January 11, 2008.

The following table sets forth information, as of August 20, 2008, with respect to the selling stockholders and the number of common shares that would become beneficially owned by each selling stockholder should we issue shares of common stock to such selling stockholder which may be offered pursuant to this prospectus supplement upon the exchange of the notes to such selling stockholder. The information in the table is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of common stock which we may issue upon the exchange of the notes. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The number of shares of our common stock issuable upon the exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the exchange rate of 29.8137 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though, pursuant to the terms of the notes, upon exchange of the notes, we will deliver, at our option, either cash, shares of our common stock or a combination of cash and shares of our common stock. The exchange rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the exchange of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of our common stock other than the shares of our common stock that we may issue to them upon the exchange of the notes.

Based upon information provided by the selling stockholders, none of the selling stockholders listed in the table below nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.

SHARES OF COMMON STOCK REGISTERED FOR RESALE

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Offered Hereby(3)	Number of Shares Beneficially Owned After Offering
Name of Selling Stockholder	Number(1)	Percent(2)		Number	Percent(4)
dbX-Convertible Arbitrage 12 Fund c/o Quattro Global Capital, LLC	2,236	*	2,236	0	*
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Global Capital, LLC	7,155	*	7,155	0	*
Lyxor/Quattro Fund Limited c/o Quattro Global Capital, LLC	5,366	*	5,366	0	*
Quattro Fund Ltd.	29,962	*	29,962	0	*

*	Denotes less than 1%
(1)	This includes shares of our common stock issuable upon the exchange of the notes and shares held by the selling stockholder prior to exchange of any notes.
(2)	This is calculated based on Rule 13d-3(d)(i) under the Exchange Act, using 50,361,740 shares of our common stock outstanding on August 18, 2008. In calculating this amount, we treated as outstanding the number of shares of our common stock issuable upon exchange of the holder’s notes. However, we did not assume exchange of any other holder’s notes.
(3)	The number of shares in the column “Number of Shares Offered Hereby” represents all of the shares of common stock that the selling stockholder may offer under this prospectus supplement. The resale shares may be offered from time to time by the selling stockholder.
(4)	This is based on 50,361,740 shares of our common stock outstanding on August 18, 2008, and assumes that the selling stockholder sells all of the resale shares offered pursuant to this prospectus supplement.

7,453,425 Shares

Sunstone Hotel Investors, Inc.

Common Stock

Prospectus Supplement

August 21, 2008